[LETTERHEAD OF SANDLER O’NEILL + PARTNERS]

October 29, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Beneficial Bancorp, Inc.

Registration Statement on Form S-1

Request for Acceleration of Effectiveness

File No. 333-198282

Ladies and Gentlemen:

In accordance with Rule 461 of the Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, we hereby join Beneficial Bancorp, Inc. (the “Company”) in requesting that the effectiveness of the Company’s above-referenced Registration Statement on Form S-1 be accelerated so that it will become effective on Friday, October 31, 2014, at 2:00 p.m., Eastern time, or as soon thereafter as practicable.

Very truly yours,

SANDLER O’NEILL + PARTNERS, L.P.

By:	Sandler O’Neill & Partners Corp.,
the sole general partner

By:	/s/ Jennifer Docherty
Jennifer Docherty
Authorized Signatory

cc:	Michael R. Clampitt, U.S. Securities and Exchange Commission

Erin Purnell, U.S. Securities and Exchange Commission